9:26 AM
01/10/19
Accrual Basis

Neurotez, Inc.
Summary Balance Sheet
As of September 30, 2018

	Sep 30, 18
ASSETS	
Current Assets	
Checking/Savings	7,533.28
Total Current Assets	7,533.28
Other Assets	210,358.64
TOTAL ASSETS	**217,891.92**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	319,034.08
Credit Cards	50,359.70
Other Current Liabilities	-20,402.54
Total Current Liabilities	348,991.24
Long Term Liabilities	55,960.82
Total Liabilities	404,952.06
Equity	-187,060.14
TOTAL LIABILITIES & EQUITY	**217,891.92**

5:15 PM
01/09/19
Accrual Basis

Neurotez, Inc.
Profit & Loss
April through September 2018

	Apr - Sep 18
Expense	
RESEARCH	
Total RESEARCH	33,231.07
GEN & ADMIN	
TAXES AND LICENSES	671.12
ADVERTISING	4,624.97
BANK CHARGES	211.00
ACCOUNTING	4,500.00
POSTAGE & SHIPPING	438.57
DUES AND SUBSCRIPTIONS	286.09
LEGAL AND PROFESSIONAL	14,816.00
MEALS AND ENTERTAINMENT	28.37
TRAVEL	1,669.38
TELEPHONE	283.18
Total GEN & ADMIN	27,528.68
OTHER INCOME & EXPENSES	-1,005.00
Total Expense	59,754.75
Net Income	**-59,754.75**

Neurotez, Inc.
Statement of Cash Flows
April through September 2018

	Apr - Sep 18
OPERATING ACTIVITIES	
Net Income	-59,754.75
Adjustments to reconcile Net Income	
to net cash provided by operations:	
CURRENT LIABILITIES	-10,943.88
CURRENT LIABILITIES: ACCOUNTS PAYABLE J/E	-12,014.50
CURRENT LIABILITIES: ACCRUED EXPENSES	-1,000.00
Net cash provided by Operating Activities	-83,713.13
FINANCING ACTIVITIES	
STOCKHOLDERS EQUITY: PAID-IN CAPITAL	10,195.70
Net cash provided by Financing Activities	10,195.70
Net cash increase for period	-73,517.43
Cash at beginning of period	81,050.71
Cash at end of period	**7,533.28**